March 16, 2006

Mr. Max A. Webb
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	HMB Acceptance Corp.
Amendment No. 2 to Registration Statement on Form S-3
Filed February 28, 2006
File No. 333-129452 (the “Registration Statement”)

Mr. Webb:

Thank you for your most recent comments on the Registration Statement of HMB Acceptance Corp. (the “Company”). We have provided you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments is repeated below, followed by our response on behalf of the Company. We have deleted disclosure in response to your comments; the changes in disclosure have been identified in the marked copy of the prospectus that accompanies this letter with the number of the applicable comment.

We believe that this submission responds fully to your comments. If there is any other information that you require, we will be pleased to provide it.

Base Prospectus

Derivates, Page 65

1.
We note your response to prior comment 5 of our letter dated February 2, 2006. Please delete all reference to credit default swaps from the filing. Alternatively, you may provide us more information on how the proposed credit default swaps will protect against defaults and losses on mortgage loans or a class of offered securities. For example, tell us how they will operate, whether the issuing entity will pay premiums to the counterparty and what will happen when a credit event occurs. Please refer to the discussion at Section III.A.2 of the Regulation AB Adopting Release (Release Nos. 33-8518; 34-50905) and footnote 68.

The disclosure referenced above has been deleted from the base prospectus.

Mr. Max A. Webb
March 16, 2006

2.
We note your disclosure in the second to last paragraph on page 66 indicating that “agreements relating to other types of derivative products that are designed to provide credit enhancement to the related series may be entered into . . ..” Revise to remove this language and ensure that your next amendment describes all offering features contemplated to be included in an actual takedown.

The disclosure referenced above has been deleted from the base prospectus.

Please feel free to contact me if I may provide additional information, or if you would like to discuss the Registration Statement further. You may reach me at 202-775-4137.

Very truly yours,

/S/ Edward E. Gainor

Edward E. Gainor

Enclosures

cc:	Sara Kalin
Charles McGuire
Debra Watkins
Alana Griffin